UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SCHNEIDER NATIONAL, INC.

(Name of Issuer)

Class B Common Stock, no par value per share

(Title of Class of Securities)

80689H 102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]

Rule 13d-1(b)

[  ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 80689H 102

1)

Name of Reporting Person

Thomas A. Gannon

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [  ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	150,000 [1]

6)	Shared Voting Power:	6,794,390 [2]

7)	Sole Dispositive Power:	150,000[1]

8)	Shared Dispositive Power:	6,794,390[2]

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

6,944,390

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11)

Percent of Class Represented by Amount in Row (9)

7.3% 3

12)

Type of Reporting Person

IN

________________________

1  Consists of shares of Class B Common Stock, no par value (“Class B Common Stock”), of Schneider National, Inc., a Wisconsin corporation (the “Issuer”).

2  Consists of shares of Class B Common Stock held by trusts for which the Reporting Person serves as a co-trustee.

3  This calculation is based on 94,626,740 shares of Class B common stock, no par value per share (“Class B Common Stock”), of the Issuer outstanding as of October 22, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 and as filed with the SEC on October 28, 2021.

SCHEDULE 13G

CUSIP No.   80689H 102

ITEM 1(a).

Name of Issuer

SCHNEIDER NATIONAL, INC.

ITEM 1(b).

Address of Issuer’s Principal Executive Offices.

3101 South Packerland Drive

Green Bay, Wisconsin 54313

ITEM 2(a).

Names of Persons Filing.

Thomas A. Gannon

ITEM 2(b).

Address of Principal Business Office of Each of the Persons Specified in 2(A) above.

3101 South Packerland Drive

Green Bay, Wisconsin 54313

ITEM 2(c).

Citizenship or Place of Organization.

United States of America

ITEM 2(d).

Title of Class of Securities.

This Statement pertains to the shares of Class B Common Stock, no par value, of Schneider National, Inc.

ITEM 2(e).

CUSIP Number.

80689H 102

ITEM 3.

If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.

Ownership.

The information contained in Items 5 – 11 on the cover page is incorporated herein by reference.

ITEM 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [  ]

ITEM 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.

Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control
Person.

Not Applicable.

ITEM 8.

Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.

Notice of Dissolution of Group.

Not Applicable.

ITEM 10.

Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of the 14th day of February, 2022.

/s/ Thomas A. Gannon
Thomas A. Gannon